Mail Stop 3561

August 23, 2007

Via Facsimile and U.S. Mail 203-863-7268

James D. Patracuolla
Interim Chief Financial Officer
UST Inc.
100 West Putnam Avenue
Greenwich, CT 06830

Re: **UST Inc.**
File No: 0-17506
Form 10-K: For the year ended December 31, 2006
Form 10-Q: For the interim period ended March 31, 2007

Dear Mr. Patracuolla:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2006

Item 7. Management's Discussion and Analysis …, page 18
Smokeless Tobacco Segment, page 19
Premium Brand Loyalty, page 19

1. Please describe for us the individual promotional spending and other price focused initiatives within the premium brand loyalty initiative and the related

accounting treatment applied to each. In your description, tell us the nature of the initiative, that is, whether it affects expenses or revenues. Also, include the factors that affect the timing of when transactions associated with each initiative are recorded.

Critical Accounting Policies and Estimates, page 45
Sales Returns, page 47

2. Please explain to us how the higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative contributed to the increase in sales returns from 2005 to 2006, and the impact of this initiative on sales returns in each quarter within 2007. Tell us the amount of sales returns associated with this initiative for 2006 and each quarter in 2007, the reason for the returns and where in your financial statements the impacts of these returns are reported.

Form 10-Q for the Period Ended March 31, 2007

Notes to Condensed Consolidated Financial Statements, page 5
Note 14. Contingencies, page 15
Antitrust Litigation, page 16

3. We note that you recorded a charge of $122.1 million in the first quarter of 2007 relating to the estimated costs to resolve the Wisconsin and California class actions. Please tell us the liability accrued for each of these actions at December 31, 2006, and explain to us how your experience in settling other similar litigation was considered in determining these amounts. Explain the basis for differences in amounts recognized in the first quarter 2007 for these actions and the respective amounts previously accrued. In particular, explain to us the facts and circumstances associated with determining the amounts recognized in the first quarter 2007 that were not present in determining amounts recorded in prior periods. Please refer to paragraph 36 of SFAS 5 in your response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its
    filings;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-
3309 with any questions. You may also contact me at 202-551-3812.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief